Alcon is the global leader in eye care dedicated to helping people See Brilliantly. With an over 75-year heritage, we are the largest eye care company in the world, with complementary businesses in Surgical and Vision Care. Being a truly global company, we work directly in 56 countries and serve patients in more than 140 countries. We have a long history of industry firsts, and each year we commit a substantial amount in research and development to meet customer needs and advance patient care.

Table of contents	iii	Table of Contents
	iv	Letter from the Board Chair
	vi	Message from the CEO
	viii	Market Overview
	x	Select Financial Highlights
	xii	Portfolio Update
	xiv	Social Impact and Sustainability
	xv	Innovation

To Our Shareholders,
2023 has been a year of uncertainties, with inflation, geopolitical and supply chain challenges and the lingering effects from the pandemic impacting the global economy. Despite these challenges, I am pleased to report that Alcon has thrived, thanks to responsible fiscal management and a solid strategic plan. The company has delivered on its commitments of innovation, revenue growth, margin expansion, earnings growth and cash flow production.
Governance and shareholder outreach
Each year, we dialogue with shareholders to discuss and solicit feedback on our corporate governance, sustainability and social impact practices. I personally lead many of these discussions, and I want to thank our investors for the feedback they shared.
The Compensation Report and Corporate Governance sections of this Annual Report, as well as the separate Social Impact and Sustainability Report, reflect the Board’s careful consideration of the feedback we received.
A year of purposeful progress
Our place at the intersection of eye care and technology – coupled with our depth of expertise, broad product portfolio, robust pipeline, strong balance sheet, and, most importantly, our visionary purpose, means we are well-positioned to maintain our position as the global eye care technology leader.
We see a greater need for eye care innovation. Guided by our noble purpose, our more than 25,000 associates feel a deep responsibility to deliver on our purpose of helping the world See Brilliantly, for everyone, everywhere.

iv	Alcon Annual Report 2023

Innovation is a people-powered business, and Alcon is an innovation company with noble ambitions. We have achieved success for more than 75 years by holding fast to our purpose of helping the world See Brilliantly. Even with all that we have achieved, there’s still much more to do.
As the eye care industry continues to evolve, Alcon will play an active role in leading that change. Putting patients at the center of everything that we do keeps us facing forward and open to opportunity. I’m confident in our ability to accelerate and sustain our growth profile over the long-term, to grow at or above our markets and, as we do, create consistent value for our shareholders.
For me and the Board, it’s an honor to stand alongside our colleagues and a privilege to be part of such important work. With our purpose as our north star, we’re taking the organization to the next level in service to more patients in more places around the world.
Thank you for your continued support and trust,
F. Michael Ball
Chair

In 2023, Alcon finished construction of the Alcon Children’s Vision Center ("ACVC"). In partnership with the Ft. Worth Independent School District, the ACVC offers comprehensive eye exams, prescription glasses and access to Eye Care Professionals, all free of charge for qualified students in need.

Alcon Annual Report 2023	v

Dear Fellow Shareholders:
As we look back on a year of significant progress for Alcon, I am particularly proud that we were once again able to deliver meaningful innovation and market-leading growth by steadily executing on our strategic plan. I am also grateful that 2023 brought many opportunities to share this vision for our business, the technological advances, and the solid performance it is producing with investors, community leaders and associates in person.
We kicked off 2023 by hosting a Capital Markets Day for investors and analysts on our Ft. Worth campus. Then, after a COVID-induced delay of several years, we were finally able to welcome Swiss officials, business leaders, physicians and media to the official opening of our global headquarters in Geneva, Switzerland. Later in the year, we unveiled our state-of-the-art contact lens manufacturing facility in Grosswallstadt, Germany, and held ground-breaking ceremonies for a cutting-edge expansion of our Huntington, West Virginia IOL production plant.
In addition, members of the Executive Leadership Team and I celebrated the 50th anniversary of our business in Japan and Alcon’s 30th anniversary in Korea. We also spent time with our commercial, manufacturing and global services teams in Singapore, Indonesia and India.
What was clear in each of these interactions was the unwavering dedication of our associates to the long-term success of our business and their passion for our purpose of helping people around the world See Brilliantly. Thanks to their efforts, including excellent commercial execution and

As we look back on a year of significant progress for Alcon, I am particularly proud that we were once again able to deliver meaningful innovation and market-leading growth by steadily executing on our strategic plan.

vi	Alcon Annual Report 2023

increased operational efficiency, we delivered strong financial results, including growth in:
•Surgical and Vision Care sales that consistently outpaced the market,
•core diluted EPS,
•core operating margin, and
•free cash flow.
The fact that they did so despite persistent economic headwinds, including inflation, supply chain challenges and foreign exchange impacts, makes these results particularly noteworthy.
Strengthening Global Eye Care Leadership
In 2023, we continued to extend our lead in delivering life-changing eye care products and technologies around the world. Alcon is #1 in eye surgery (equipment, implantables and consumables) globally. Today, half of all the ATIOLs implanted around the world are Alcon lenses. Our flagship lenses, VIVITY and PANOPTIX, continued to lead the category. We are also #1 in total vision care, and #2 in branded contact lenses. The past year saw continued customer enthusiasm for our contact lenses, including our fastest growing brand family, PRECISION1, and our toric offerings in PRECISION1, DAILIES TOTAL1 and TOTAL30 for patients with astigmatism.
With more than 25,000 associates, Alcon represents the single greatest concentration of eye care market and technical expertise in the world. In 2023, we continued to rank among the best places to work in markets around the world.
Inspiring Bold Innovation
We have created an unrivaled eye care R&D engine, product pipeline, and production footprint. Our commitment to investing 7-9% of sales into R&D annually has put us in the enviable position of having more than 90 active development projects. The solutions resulting from this commitment to innovation are expected to:
•Improve existing technologies and clinical platforms,
•Deliver differentiated solutions in areas of need, and
•Drive practice and clinical efficiency for providers and improve access, outcomes and experiences for patients.
Significant commercial launches in 2023 include TOTAL30 Multifocal for patients with presbyopia and SMARTCataract, which links data systems and diagnostic devices in the clinic with equipment in the operating room. This pace is anticipated to continue in the current year across both franchises, while the integration of the Aerie pharmaceutical R&D team, completed in 2023, opens possibilities for first- or best-in-class treatments for dry eye and retinal disorders in the future.
We also accelerated innovation through the entire value chain, improving manufacturing efficiency and capacity through automation and data management.
Pursuing a Vision for the World
We envision a world in which eye care is accessible to all and preventable vision loss is eliminated. In our Social Impact and Sustainability Report, we provide details on the progress we have made against our Brilliant Lives, Brilliant Innovation and Brilliant Planet pillars. Those achievements were expanded in 2023, including the opening of our Children's Vision Center in Ft. Worth, recognition as Industry of the Year for our environmental stewardship in Ft. Worth and the expansion of our Phaco Development program to Africa.
Our commitments to innovation and corporate responsibility continued to be supported by our efforts to build a diverse workforce, foster an inclusive culture and create opportunities for associates to unleash their full potential.
I believe Alcon is in the best position it has been in many years. At the start of 2023, we asked our associates to make a Brilliant Impact. You will see, in the pages that follow, confirmation that they did just that.
Sincerely,
David J. Endicott
Chief Executive Officer

Alcon Annual Report 2023	vii

153 million with uncorrected refractive errors[1]

1.8 billion have presbyopia[2]

1.4 billion live with dry eyes[3]

65 million with moderate to severe vision impairment due to cataracts[4]

146 million have diabetic retinopathy[4]

103 million live with glaucoma[5]

[1]Source: World Health Organization ("WHO"). Online Q&A. 2013.
[2]Source: WHO. World Report on Vision. 2019.
[3]Source: MarketScope: 2020 Dry Eye Products Market Report.
[4]Source: WHO. World Report on Vision. 2019.
[5]Source: MarketScope: 2021 Glaucoma Surgical Device Market Report.
[6]Source: WHO. Aging and Health. 2022.
[7]Source: National Institutes of Health. 2021.
[8]Source: The Lancet. 2021.

Eye Care Needs Are Significant, But Remain Largely Unmet
Vision is essential to our everyday lives—it allows us to experience the world around us and connect with our surroundings. Approximately 80% of what we learn is obtained through visual processing of information, yet a large gap in vision knowledge and care exists across the world.
Approximately 90% of vision impairments are curable and many times they are preventable. With greater education and proper eye care, it is estimated that $100 billion could be saved in health care system costs alone, in addition to the immense economic burden patients with these impairments face.
At Alcon, we understand the importance of vision care. Alcon sees a significant opportunity to make a difference in people's lives, allowing them to preserve their sight and ultimately improve their quality of life with the products and solutions we provide. We see a world where treatable, preventable eye care conditions receive the attention they need, regardless of someone’s geography, gender, age or socioeconomic status. We believe that when people See Brilliantly, they live brilliantly.
How We Are Addressing the Critical Unmet Needs
To solve for these unmet needs, we must first address three underlying trends that continue to elevate the need for greater emphasis on eye health.
The aging population will further drive the demand for eye care solutions, with more than two billion people reaching the age of 60+ by 2050 worldwide.6 There is also an epidemic of myopia, or near-sightedness, which in part can be attributed to higher screen time on phones and tablets. Half of the world’s population will be myopic by 2050.7 Finally, significant ocular comorbidities—such as diabetes and hypertension—are on the rise, contributing to an increase in retinal disease.8

viii	Alcon Annual Report 2023

The good news? Alcon's innovation continues to meet the many needs that exist today, while considering the visual needs of tomorrow across the surgical and vision care markets.
The surgical market in which we operate is an estimated $13 billion today—and is projected to grow mid-single digits per year from 2023 to 2028. This market includes sales of equipment, consumables that support a safe surgical procedure, and implantables. Overall, we estimate that this market is growing at approximately 6% annually.
Cataracts are the most common cause of vision loss globally with more than 30 million cataract surgeries performed globally in 2022. By 2025, approximately 5.4 million cataract surgeries will be performed in the U.S. and by 2050, that number is expected to double. Globally, the number of surgeries is anticipated to reach over 60 million by 2045, underscoring the need for speed and innovation in the space.
Alcon’s market-leading Centurion phacoemulsification system brings advanced technology to the operating room with near-to-physiological intraocular pressure and enhanced chamber stability. In the vitreoretinal space, Alcon's Constellation platform is designed for surgeon control, stability and efficiency and remains the gold standard in the category.
In addition to our market-leading equipment, Alcon surgical sales include our best-in-class equipment ecosystem connecting the clinic to the operating room, our robust services offering and cloud-based planning.
In implantables, Alcon's intraocular lenses ("IOLs") include monofocal and advanced technology intraocular lenses (“ATIOLs”), which have been implanted in more than 125 million eyes globally. ATIOLs can provide cataract patients with additional refractive correction—often reducing the need for glasses after cataract surgery.
The implantables category also includes Hydrus Microstent, a minimally invasive glaucoma surgery ("MIGS") device designed to lower eye pressure for open-angle glaucoma patients in connection with cataract surgery.
The vision care market in which we operate is estimated at $21 billion—and projected to grow mid-single digits per year from 2023 to 2028. Sales include contact lenses, which are growing mid-single digits, mainly due to a shift in increased daily wearers and growth in specialty lenses.

Across the globe, a significant portion of the population experiences astigmatism, an imperfection in the curvature of the eye’s cornea or lens, and 1.8 billion people have presbyopia, the gradual loss of the ability to see things clearly up close, furthering the need for specialty lens innovation. Alcon lenses include toric lenses to address astigmatism and multifocality to address presbyopia.
Vision care sales also include our ocular health category, which includes prescription and over-the-counter ("OTC") eye drops. Alcon's OTC products include Systane artificial tears, to address dry eye, and Pataday for ocular allergies. In the pharmaceutical category, our latest products include the eye drops Rocklatan and Rhopressa for glaucoma.
Based on the identified market trends and overflow of unmet needs, Alcon has a significant opportunity, and responsibility, to bring forth an era of innovation that is focused on speed and patient outcomes to address the current state of eye care. At Alcon, we will never stop pursuing new products and solutions that will help even more people See Brilliantly.

Alcon Annual Report 2023	ix

			Change % 2023 vs. 2022			Change % 2022 vs. 2021
($ millions unless otherwise indicated)	2023	2022	$	cc* (non-IFRS measure)	2021	$	cc* (non-IFRS measure)
Net sales to third parties	9,370	8,654	8	10	8,222	5	11
Operating income	1,039	672	55	77	580	16	59
Operating margin (%)	11.1	7.8			7.1
Diluted earnings per share ($)	1.96	0.68	188	241	0.76	(11)	37
Core results (non-IFRS measure)*
Core operating income*	1,849	1,571	18	27	1,443	9	26
Core operating margin* (%)	19.7	18.2			17.6
Core diluted earnings per share* ($)	2.74	2.24	22	33	2.15	4	23
Net cash flows from operating activities	1,388	1,217			1,345
Free cash flow*	730	581			645

Our 2023 IFRS results include the following items: Amortization of certain intangible assets of $675 million

Transformation costs of $139 million; total transformation program costs were in line with original estimate of $425 million

Integration-related costs of $48 million

A benefit of $58 million from the release of a contingent liability related to a recent acquisition

Increased interest expense and decreased other financial expense

A benefit of $263 million associated with a long-term agreement with Swiss tax authorities for deductions of a statutory expense in Switzerland through Q1 2039

*A non-IFRS measure. Please refer to Item 5 of this Annual Report for additional information and a reconciliation to the most directly comparable measure presented in accordance with IFRS.

x	Alcon Annual Report 2023

In 2023, net sales to third parties increased 8%, or 10% on a constant currency basis.* This growth was driven by strong performance in international markets in the Surgical franchise, and by strength across the portfolio in the Vision Care franchise, including contribution from pricing and acquired products.
Surgical sales of $5.3 billion increased 5%, or 8% in constant currency.* Implantables included a negative 3% related to an insurance change in South Korea that took effect April 1, 2022. Implantables constant currency growth was driven by intraocular lenses in other international markets. Consumables sales reflected favorable market conditions across geographies and price increases. Sales in equipment/other were driven by strong demand for cataract and vitreoretinal equipment in international markets and higher service revenues.
Vision Care sales of $4.1 billion increased 12%, including 4% from products acquired in 2022. Vision Care sales increased 14% in constant currency.* Contact lens sales were driven by product innovation, including sphere and toric product launches and price increases, partially offset by declines in legacy lenses. In Ocular Health, sales growth was primarily driven by the portfolio of eye drops, including acquired ophthalmic pharmaceutical products, price increases and recovery from supply chain challenges in contact lens care.
Both franchises were negatively impacted by foreign currency.
Operating margin increased 3.3 percentage points and 4.7 percentage points on a constant currency basis.* Core operating margin* expanded by 1.5 basis points over 2022, and 2.8 percentage points on a constant currency basis.*
We generated $1.4 billion in net cash from operating activities and $730 million in free cash flow*, while continuing to expand our contact lens manufacturing capacity.
*    A non-IFRS measure. Please refer to Item 5 of this Annual Report for additional information and a reconciliation to the most directly comparable measure presented in accordance with IFRS.

Executive Committee The Executive Committee of Alcon includes the following members:

David Endicott Chief Executive Officer

Laurent Attias Head Corporate Development, Strategy, Business Development and Licensing (BD&L) and Mergers and Acquisitions (M&A)

Ian Bell President, Global Business & Innovation

Sergio Duplan President, North America

Sue-Jean Lin SVP, Chief Information & Transformation Officer

Rajkumar Narayanan President, International

Tim Stonesifer Chief Financial Officer

Alcon Annual Report 2023	xi

Net Sales
USD in million

Surgical Portfolio
Implantables
32% of Surgical net sales
Alcon’s implantable category hosts a portfolio of intraocular lenses (“IOLs”), which include both monofocal IOLs, for the correction of distance vision, and ATIOLs, which correct other vision needs, including astigmatism and presbyopia. The ATIOL portfolio includes PanOptix, the leading trifocal IOL, and Vivity, a non-diffractive extended depth of focus IOL. Alcon has launched both of these IOLs in its latest material innovation called Clareon. Utilizing Alcon’s most advanced IOL material to date, Clareon can deliver consistent visual outcomes and exceptional clarity that lasts.
Alcon continues to bring its glaucoma implantable, the Hydrus Microstent, a minimally invasive glaucoma stent, to more countries around the world.
Consumables
51% of Surgical net sales
Alongside Alcon’s best-in-class equipment, you can find our stable, recurring consumable business. Alcon offers Custom Pak surgical procedure packs which allow ophthalmologists the opportunity to customize the products included in their packs, creating increased convenience, efficiency and quality, and best of all—less waste.
Alcon has recently introduced the Custom Pak Designer, a digital platform that allows customers to further tailor their orders to meet their ongoing needs. In total, we offer more than 10,000 configurations of our Custom Paks globally.
Equipment/other
17% of Surgical net sales
At Alcon, we have a unique ecosystem of equipment that is at the forefront of the market for cataract and vitreoretinal surgery. These solutions include medical devices, services and digital solutions—encompassing sophisticated imaging, predictive algorithms and connected technologies that consistently deliver accuracy and efficiencies.
The portfolio includes the industry-leading Centurion phacoemulsification machine, the Constellation vitreoretinal device, as well as microscopes and lasers. Alcon has grown its footprint in the clinic with the ARGOS Biometer with Image Guidance, gaining 50% new placement share in the US.

xii	Alcon Annual Report 2023

Net Sales
USD in million

Vision Care Portfolio
Contact Lenses
59% of Vision Care net sales
Alcon continues to build its comprehensive portfolio of high-performance lenses. This includes the DAILIES TOTAL1 family (sphere, multifocal and toric for premium daily wearers), PRECISION1 family (sphere and toric for more mainstream daily lens wearers) and TOTAL30 family (sphere, toric and multifocal for reusable lens wearers).
In 2023, Alcon launched specialty lenses for the TOTAL30 family, including TOTAL30 for Astigmatism and TOTAL30 Multifocal featuring Water Gradient Technology that feels like nothing even at day 30.
Ocular Health
41% of Vision Care net sales
Alcon continues to build its presence in ocular health with our latest pharmaceutical products—now including Rocklatan and Rhopressa. These eye drops complement Alcon’s portfolio of over-the-counter drops, including Systane and multi-dose preservative-free formulations, and Pataday ocular allergy eye drops.

Alcon Annual Report 2023	xiii

Alcon believes we can improve lives and strengthen communities through innovative eye care so that everyone can See Brilliantly. We are focused on three areas – Brilliant Lives, Brilliant Innovation and Brilliant Planet.

Brilliant Lives
With our partners, we enable communities to access critical eye care services.
•The Alcon Children’s Vision Program ("ACVP") and the Alcon Children’s Vision Center: Our associates continue to perform vision screenings for students through the ACVP, and the Center provides comprehensive exams and two sets of glasses. In 2023, we screened more than 30,000 eligible FWISD students in pre-K through fifth grade.
•The Phaco Development ("PD") Program: Through our PD program, Alcon associates work with ophthalmic teaching institutions to increase the standard of cataract care in low- to middle-income countries by educating surgeons on phaco procedures. In 2023, we trained more than 630 doctors who performed more than 1 million procedures around the world.
•Alcon Cares and The Alcon Foundation: In 2023, we donated approximately $35 million in product and equipment through Alcon Cares and approximately $5 million in grants through Alcon Foundation to nonprofit partners working to address barriers to high quality eye care around the world.

Brilliant Innovation
Our diverse talent from around the world innovates.
•Environmental Sustainability Scorecard (ESS): Our ESS allows Alcon to operationalize sustainable product development. In 2023, all of the Company's R&D projects incorporated the ESS.
•Research & Development (R&D): In 2023, Alcon invested more than $800 million in R&D and had more than 90 pipeline products under development, including several that have achieved positive proof of concept or are undergoing regulatory review.
•Aerie Pharmaceuticals, Inc.: Alcon completed the integration of Aerie Pharmaceuticals, Inc., expanding our product portfolio for glaucoma management. This acquisition also enhances pharmaceutical R&D capabilities for our future product pipeline.
Read more in the Innovation section of this report.

Brilliant Planet
We care for our planet by focusing on reducing emissions and waste.
•Life Cycle Assessments: Alcon is committed to reducing packaging waste and addressing chemicals of concerns associated with our products and services, wherever feasible. In 2023, we conducted lifecycle assessments on specific products, setting a baseline for future product development.
•Plastic Bank: Alcon partners with Plastic Bank to help mitigate the impact of plastics used in Surgical and Vision Care products. For each ton of plastic used in our UltraSert and AutonoMe systems sold and PRECISION1 and DAILIES TOTAL1 contact lenses and packaging produced, Plastic Bank collected the same amount of ocean-bound plastic in vulnerable coastal communities. In 2023, Plastic Bank’s program with Alcon helped remove the equivalent of approximately 67 million plastic bottles.
•Energy-Saving Projects: In 2023, we completed 40 energy-saving projects, which saved an estimated 86,900 gigajoules and avoided approximately 8,700 metric tons of carbon dioxide equivalent greenhouse gas emissions.

xiv	Alcon Annual Report 2023

Innovation is at the heart of Alcon’s mission to help people See Brilliantly and aspire to lead the world in eye care innovation.
Long-standing customer partnership and insights are where it all starts. We glean insights from patient behaviors, challenges and successes—oftentimes shared by Eye Care Professionals ("ECPs") and what they’re seeing in their practices. Whether an ECP is helping their patient decide on a contact lens, treating their dry eye or addressing their cataracts through surgery, our goal is to shadow our customers to deliver meaningful solutions that meet those needs.
This approach coupled with our technical expertise is the secret sauce to our innovative new products and solutions.
Our commitment to continued innovation can be seen in our level of investment, which remains unsurpassed in the eye care industry. Each year, we invest between 7 and 9 percent of sales into R&D, and as a result, our innovation engine is driving one of the most active, productive periods in the history of Alcon. Today, we have more than 90 active projects in our pipeline supported by more than 1,800 R&D associates.
The Surgical R&D team continues to strengthen our market-leading ATIOLs, PanOptix and Vivity, with the industry’s most advanced IOL material—Clareon. The team is spearheading an ophthalmic digital revolution with the introduction of more workflow connectivity for our surgical equipment ecosystem. Now, surgeons can seamlessly integrate the ARGOS Biometer with Image Guidance and NGENUITY 1.5, which features unsurpassed visualization enhancements. With these integration capabilities, surgeons can drive efficiencies by reducing tedious manual data entry for staff, ultimately increasing confidence in surgical accuracy.
In 2023, we launched TOTAL30 for Astigmatism and TOTAL30 Multifocal monthly contact lenses as we look to offer more complete contact lens portfolios, including new technology for reusable contact lenses. We continue to bring more patients into our latest portfolio of ocular health products, including ophthalmic pharmaceuticals, Rocklatan, Rhopressa, Simbrinza, Eysuvis and Inveltys.
Beyond product innovations, we are revolutionizing our manufacturing with a new platform we call DSM Flex. DSM Flex will support our contact lens business to drive more efficiencies and create meaningful cost savings. In addition, the platform will create a more seamless experience for our customers and patients when using Alcon products.
Alcon remains united by our commitment to helping people See Brilliantly across the world. It’s the DNA of our company and it resonates with our colleagues across all markets.

Alcon Annual Report 2023	xv

Alcon

SEE BRILLIANTLY

To learn more, visit:
https://www.alcon.com/